Exhibit 99.1

 ASX and NASDAQ Market Announcement and Media Release 8 April 2019 Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) Memorandum Of Understanding (MoU) signed between GTG and The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. Genetic Technologies Limited (“Company”), a provider of world-leading genetic risk assessment test Key Features of this MoU between GTG and TGen:-GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market; and Establish any fund-raising mechanisms to achieve the above. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000 TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare childhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases products is pleased to announce that it has now established an MoU with TGen. TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results.

 ASX and NASDAQ Market Announcement and Media Release The terms of the Agreement are confidential, however key features include that GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market and establish any fund-raising mechanisms to achieve the above. The infrastructure development will include the establishment of a co-managed US-based CLIA Laboratory and provision of the new test portfolio to a major US Health Provider. In order to achieve these initial goals, GTG and TGen will collaborate on a number of matters. The first priority will be to establish a US-based CLIA laboratory. This will involve, inter alia, defining the legal and corporate structure of the collaboration. It will also involve the transfer of GTG’s know-how in this area. Genetic Technologies’ Chairman Dr Paul Kasian said "we are excited to be working with such a prestigious organisation as TGen in bringing our current and developing future polygenic risk tests to the US market" The US based laboratory will offer GTG’s existing and future tests. This will include oncology polygenic risk tests for breast cancer, colorectal cancer, prostrate cancer and melanoma. Other tests will also be considered over time. The non-oncology tests to be offered will include cardiovascular disease and diabetes. END Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000 “The portfolio of polygenic risk tests developed by GTG opens a new pathway for helping individuals make informed decisions when it comes to improved personal health and prevention,” said David Duggan, Ph.D., associate professor of TGen. “We look forward to working with GTG to expand these opportunities in the US market.”

ASX and NASDAQ Market Announcement and Media Release

Genetic Technologies

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian
Chairman and CEO
Genetic Technologies
+61 3 8412 7000

Mr Paul Viney
COO, CFO and Company Secretary
Genetic Technologies
+61 438 072 616

Investor Relations and Media (Australia)
Ms Karinza Phoenix
StocksDigital
+61 428 981 074
karinza@stocksdigital

Investor Relations and Media (US)
Mr Dave Gentry
RedChip
Office: 1 800 RED CHIP (733 2447)
Cell: 407 491 4498
dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGEN*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000